Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated September 10, 2020

Registration No. 333-239125

$130,000,000

4.00% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Independent Bank Group, Inc. (the “Company” or “Issuer”).

Security:	4.00% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”).

Aggregate Principal Amount:	$130,000,000.

Expected Ratings:	BBB by Kroll Bond Rating Agency.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	September 10, 2020.

Settlement Date:	September 15, 2020 (T + 3)*.

Maturity Date:	September 15, 2030.

Coupon:	From and including the Settlement Date to, but excluding, September 15, 2025, or the earlier redemption date (the “fixed rate period”), the Notes will bear interest at a rate of 4.00% per year, payable semiannually in arrears. From and including September 15, 2025 to, but excluding, the Maturity Date, or the earlier redemption date (the “floating rate period”), the Notes will bear interest at a floating rate per year equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined and subject to the provisions described in the Preliminary Prospectus Supplement under “Description of the Notes — Payment of Principal and Interest”) plus 388.5 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: March 15 and September 15 of each year, commencing on March 15, 2021. The last interest payment date for the fixed rate period will be September 15, 2025.

Floating rate period: March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2025.

Record Dates:	Fixed rate period: March 1 and September 1. Floating rate period: March 1, June 1, September 1 and December 1.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may redeem the Notes, at its sole option, beginning with the interest payment date of September 15, 2025 and on any interest payment date thereafter, in whole or in part, subject to prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Notes — Optional Redemption and Redemption Upon Special Events”).

Special Redemption:	The Notes may not otherwise be redeemed by the Company prior to the Maturity Date, except the Company may, at its option, redeem the Notes before the Maturity Date in whole, but not in part, subject to prior approval of the Federal Reserve Board, to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Notes — Optional Redemption and Redemption Upon Special Events”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including to increase the consolidated capital of the Company to support growth through acquisitions and continued organic growth.

Price to Public:	100%.

Ranking:	The Notes will be the Company’s general unsecured subordinated obligations and will be:

• junior in right of payment and upon liquidation to any of the Company’s existing and future senior indebtedness, whether secured or unsecured;

•   equal in right of payment and upon liquidation with any of the Company’s existing and future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•   senior in right of payment and upon liquidation with the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities and any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•   effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of Independent Bank and the Company’s other current and future subsidiaries, including, without limitation, Independent Bank’s liabilities to depositors in connection with the deposits in Independent Bank, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of June 30, 2020, and the date hereof, at the holding company level, the Company had and has a $100.0 million senior revolving credit facility, upon which $6.0 million was drawn as of June 30, 2020, which amount constituted senior indebtedness, and no amount is drawn as of the date hereof. That revolving credit facility matures on January 17, 2021. As of June 30, 2020, the Company had $6.0 million of senior indebtedness outstanding, $180.0 million of subordinated indebtedness on a gross basis (which was comprised of our other outstanding subordinated notes) outstanding ranking equally with the Notes and $57.3 million of junior subordinated indebtedness on a gross basis (which was comprised of the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities) outstanding ranking junior to the Notes.

CUSIP/ISIN:	45384B AC0 / US45384BAC00.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co.

*

Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a shelf registration statement (File No. 333-239125) (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, A Stifel Company at (800) 966-1559 or e-mailing USCapitalMarkets@kbw.com or by calling Piper Sandler & Co. at (866) 805-4128 or emailing fsg-dcm@psc.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.